SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 24 March, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                              ICS Building Society
               Summary Results For the Year Ended 31st December 2004

      ICS Building Society Reports a Pre-Tax Profit Increase of 14.8% and a
                    Strong Start to the Mortgage Market in 2005

ICS Building Society, part of the Bank of Ireland Group, today (Thursday, 24th March) announced that it processed in excess of EUR5 billion in new mortgage advances (for ICS and Bank of Ireland) during 2004, resulting in an increase in pre-tax profits of 14.8% to EUR91.7m for the year ended 31st December 2004. This is in addition to announcing an improvement in the cost to income ratio of 2.3%. Financial Highlights 2004
                                     2004           2003              % change
                                     EURm           EURm
Surplus Before Tax                   91.7           79.9                 +14.8
Surplus After Tax                    80.6           70.2                 +14.8
New Advances                        1,410          1,169                 +20.6
Mortgage Balances                   4,254          3,429                 +24.1
Deposits                            2,867          2,581                 +11.1
Total Assets                        5,728          4,656                 +23.0

ICS Building Society's Managing Director, Mr. Joe Larkin, said: "The outlook for the mortgage market remains very positive and demand so far in 2005 has exceeded expectations. In the first two months of 2005, mortgage applications received were up over 20% compared to the same period last year. "

"The housing market is very close to achieving supply / demand equilibrium in most locations, and we are still experiencing record activity in the market. This can be attributed to sustained economic growth, high employment levels and continuing low interest rates. I believe that although Irish property is expensive, it is still affordable. Furthermore, confidence in the property market continues to be very strong due, obviously, to past performance but also to a positive outlook. The anticipated level of house building predicted for 2005, which is to be welcomed, should result in a further stabilisation of the price of new houses."

There has been a lot of comment on interest rates and how the ECB Repo rate might move upwards before the end of the year. If rates do increase, they are not likely to do so in any dramatic way. Our estimate of a 0.5% increase in rates before the end of 2005 would have little impact on mortgage applications. I believe that we are close to the bottom of the interest rate cycle and now might be a good time for certain customers to fix." said Joe Larkin.

The principal features of the 2004 results for ICS are:

   - New mortgage advances up 20.6% to EUR1,410m
   - Mortgage Book up 24.1% to EUR4,254m
   - Net mortgage lending up 13.5% to EUR825m
   - Deposit book up 11% to EUR2,867m
   - Fees and commission receivable up 29.5% to EUR51.8m

(This represents the growth in fee income from processing and servicing record volumes of mortgages on behalf of Bank of Ireland Group.)

   - Liquidity ratio 27.0%.
   - Cost/income ratio improved by 2.3% to 22.8%
   - Arrears as a percentage of the mortgage book down 3 basis points to
     0.11%

Referring to factors behind ICS Building Society's success, Joe Larkin said:
"Our relentless focus on quality service and excellent product offerings, continue to support the Society's success. I am very pleased to announce that the Society has again won the Best Service Award for the residential mortgage sector 2004, awarded annually by IMAF, the Independent Mortgage Advisers' Federation. This is the fourth out of five years in which the Society has won this prestigious award."

The Society's retail chain, The Mortgage Store, also recorded a strong year. "We are now doing significant mortgage business online and have increased the number of customers coming through this channel by 172% in the last year. We also launched an On-line Mortgage Manager facility which allows both new and existing customers manage their mortgage via the internet." Joe Larkin added.



ENDS



FOR FURTHER INFORMATION:

- Joe Larkin, Managing Director, ICS Building Society
                                                            Tel:(01) 6113502

- Anne Mathews, Group Corporate Communications,
  Bank of Ireland.                                          Tel:(01) 6043836



ICS Building Society

                            Summary of Results 2004

                              Financial Highlights


                                         2004       2003                     %
                                         EURm       EURm           Increase (+)
                                                                   Decrease (-)
Surplus Before Tax                       91.7       79.9                 +14.8%
Surplus After Tax                        80.6       70.2                 +14.8%
New Advances                            1,410      1,169                 +20.6%
Mortgage Balances                       4,254      3,429                 +24.1%
Net Mortgage Lending                      825        727                 +13.5%
Total Assets                            5,728      4,656                 +23.0%
Deposit Balances                        2,867      2,581                 +11.1%
Net Interest Income                      75.3       72.8                  +3.4%
Fees and Commissions Receivable          51.8       40.0                 +29.5%
Fees and Commissions Payable              7.0        5.2                 +34.6%
Operating Expenses                       22.9       22.5                  +1.8%
Cost Income Ratio                        22.8%      25.1%                 -2.3%




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary


Date: 24 March, 2005